Exhibit 99.1

FIRST QUARTER 2011
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS RECORD FIRST QUARTER 2011 RESULTS

All amounts are in Canadian dollars and are based on our unaudited Interim Consolidated Financial Statements for the quarter ended January 31, 2011 and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q1 2011 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, March 3, 2011—Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $1,839 million for the first quarter ended January 31, 2011, up $342 million or 23% from last year and up $718 million or 64% from last quarter. Earnings were driven by record results in Canadian Banking, Capital Markets and Wealth Management.

“RBC had an exceptional start to the year, earning a record $1.84 billion in the first quarter of 2011. We grew our earnings across our segments demonstrating the strength and diversification of our businesses and the earnings power of this organization,” said Gordon M. Nixon, RBC President and CEO. “Through 2011, we plan to extend our leadership positions in Canada and build on our global platforms by focusing on clients’ needs and capitalizing on the global economic recovery.”

First quarter 2011 compared to first quarter 2010

• Net income of $1,839 million (up 23% from $1,497 million)

• Diluted earnings per share (EPS) of $1.24 (up $.24 from $1.00)

• Return on common equity (ROE) of 20.3% (up from 17.5%)

• Tier 1 capital ratio of 13.2%

First quarter 2011 compared to fourth quarter 2010 • Net income of $1,839 million (up 64% from $1,121 million) • Diluted EPS of $1.24 (up $.50 from $.74) • ROE of 20.3% (up from 12.3%)

First quarter 2011 compared to fourth quarter 2010, excluding the loss on Liberty Life(1)

• Net income of $1,839 million (up 49% from $1,237 million)

• Diluted EPS of $1.24 (up $.42 from $.82)

• ROE of 20.3% (up from 13.7%)

Canadian Banking net income was $882 million, up $105 million or 14% from last year, reflecting solid volume growth across all businesses and lower provision for credit losses (PCL), partially offset by increased staff costs including higher pension expenses. Compared to last quarter, net income was up $117 million or 15%, driven by volume growth across all businesses, lower PCL and lower marketing costs.

“Our record earnings in Canadian Banking reflect our leadership and proven ability to outperform in the marketplace. Our size and scale gives us enormous potential to drive efficiencies while re-investing in our businesses to generate top line growth,” Nixon said.

Wealth Management net income was $221 million, up $2 million over last year and up $46 million from last quarter, driven by higher average fee-based client assets, increased transaction volumes and a favourable cumulative accounting adjustment of $15 million ($11 million after-tax) related to our deferred compensation liability. Last year included a favourable accounting impact related to the foreign currency translation on certain available-for-sale (AFS) securities of $39 million ($34 million after-tax) and a favourable income tax adjustment of $30 million.

“Our continued growth in Canada and expanding presence in the U.S. and select international markets allowed us to capitalize on the recovery of global equity markets. As a global leader in wealth and asset management, we are well positioned to leverage our strong positions and continue to grow this attractive business,” Nixon said.

Insurance net income was $145 million, up $27 million or 23% from a year ago, largely reflecting lower reinsurance and disability claims costs and favourable life policyholder experience, partially offset by net investment losses in the current quarter. Compared to last quarter, net income was up $2 million excluding the loss on Liberty Life(1).

“Insurance contributed another solid quarter to our diversified earnings stream. We are growing market share by continually innovating and tailoring products to better suit customer needs,” Nixon said.

(1)	Measures excluding the loss on the announced sale of Liberty Life Insurance Company (Liberty Life) are non-GAAP measures. See page 2 of this release for more information, including a reconciliation.

International Banking net income was $24 million as compared to a net loss of $57 million in the prior year, largely reflecting losses on AFS securities last year and lower PCL in the current quarter as credit quality improved. Compared to last quarter, net income was up $181 million mainly due to lower PCL in Caribbean and U.S. banking, lower losses on foreclosed assets in U.S. banking and losses on AFS securities in the prior quarter.

“In International Banking, credit quality improved across our banking businesses and we saw some positive signs of underlying business growth. However, sustained profitability of this segment is contingent on the continued improvement in credit quality and the pace of recovery of the U.S. and Caribbean economies,” Nixon said.

Capital Markets net income was $613 million, up $42 million, or 7% from a year ago largely due to strong growth in our origination business, particularly in debt mandates, driven by stronger new issue activity and higher loan syndication fees. Marginally lower trading revenue included a gain of $102 million ($49 million after-tax and compensation adjustment) related to MBIA(1).

Compared to last quarter, net income was up $240 million or 64%, driven by substantially higher trading revenue and strong growth in our investment banking businesses mainly in the U.S. and Canada, as a result of improved origination activity, and higher loan syndication fees. Our trading businesses significantly benefitted from improved client volumes and spreads, primarily in our fixed income and equity businesses in the latter part of the quarter.

“The diversity of our business drove record quarterly earnings in Capital Markets. With a strong franchise in Canada, the U.S. and select global markets, we are winning more mandates as deal flow improves and we are benefiting from stronger trading activity. As Canada’s most diversified and only truly global investment bank, we have the right mix of businesses to deliver attractive earnings over time,” Nixon said.

Credit Quality – Total PCL of $334 million decreased $159 million, or 32% from a year ago primarily due to a decrease in specific PCL of $151 million, largely reflecting lower provisions in our U.S. and Canadian wholesale portfolio and lower write-offs in our Canadian credit card portfolio. The general provision was a credit of $8 million in the current quarter while there was no general provision in the prior year. Compared to last quarter, total PCL decreased $98 million, or 23%, primarily reflecting lower specific provisions in our Caribbean, U.S. and Canadian wholesale portfolios.

(1)	Includes gain related to MBIA settlement. See Q1 2011 Report to Shareholders for more information.

Non-GAAP measures

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined nor do they have a standardized meaning under GAAP. As a result, these reported amounts and related ratios are not necessarily comparable with similar information disclosed by other financial institutions. We believe that excluding the loss on Liberty Life is more reflective of ongoing operating results, will provide readers with a better understanding of management’s perspective on our performance, and should enhance the comparability of our financial performance for the three months ended January 31, 2011 with the three months ended October 31, 2010.

	For the three months ended
(C$ millions, except per share and percentage amounts)	January 31, 2011	October 31, 2010
Net Income	$1,839	$1,121
add: Loss on Liberty Life	–	116
Net Income excluding the loss on Liberty Life	$1,839	$1,237
Diluted earnings per share(1)	$1.24	$.74
add: Loss on Liberty Life	–	.08
Diluted earnings per share excluding the loss on Liberty Life(1)	$1.24	$.82
ROE(1)	20.3%	12.3%
ROE excluding the loss on Liberty Life(1)	20.3%	13.7%

(1)	Based on actual balances before rounding.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term objectives, our future business growth and efficiencies, our vision and strategic goals and our President and Chief Executive Officer’s statements in this earnings release. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our future business growth and efficiencies, our vision and strategic goals and medium-term objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management section of our 2010 Annual Report and in our Q1 2011 Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws, changes to and new interpretations of risk-based capital guidelines, and reporting instructions and liquidity regulatory guidance, and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations to be issued thereunder; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management section of our 2010 Annual Report and in our Q1 2011 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q1 2011 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday, March 3, 2011 at 7:30 a.m. (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910, passcode 1853457). Please call between 7:20 a.m. and 7:25 a.m. (EST).

Management’s comments will be posted on our website shortly after the call. Also, a recording will be available on March 3 until June 3, 2011 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 6726505).

Media Relations Contacts

Geoff Owen, Media Relations, geoff.owen@rbc.com, 416-974-3558 or 1-888-880-2173 (toll-free outside Toronto)

Tanis Robinson, Director, Financial Communications, tanis.robinson@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Josie Merenda, VP & Head, Investor Relations, josie.merenda@rbc.com, 416-955-7803

Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial service companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 79,000 full- and part-time employees who serve close to 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 56 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license.